UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

Acuitas Capital LLC

Humanitario Capital LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,767,882
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,767,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,767,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.35%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 83,286,571 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons, (ii) an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof, (iii) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (iv) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash). The beneficial ownership does not reflect the transactions contemplated by the Sixth Amendment, including the issuance of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, the issuance of the Shares upon exercise or conversion, as applicable, of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, and the amendment to the conversion price of the Surviving Note, each of which does not take effect unless and until the Stockholder Approval Effective Date occurs, as described further in Item 4 below. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,666,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.56%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Based on 49,167,346 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons, (ii) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (iii) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash). The beneficial ownership does not reflect the transactions contemplated by the Sixth Amendment, including the issuance of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, the issuance of the Shares upon exercise or conversion, as applicable, of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, and the amendment to the conversion price of the Surviving Note, each of which does not take effect unless and until the Stockholder Approval Effective Date occurs, as described further in Item 4 below. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Humanitario Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 131,989,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 131,989,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,989,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.54%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Based on 147,408,084 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons, and (ii) an aggregate of 104,907,406 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 86,574,073 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.36 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 below).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 174,574,474
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 174,574,474
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,574,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.86%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 188,193,977 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons, (ii) an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof, (iii) an aggregate of 104,907,406 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 86,574,073 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.36 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 below), (iv) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (v) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash). The beneficial ownership does not reflect the transactions contemplated by the Sixth Amendment, including the issuance of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, the issuance of the Shares upon exercise or conversion, as applicable, of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, and the amendment to the conversion price of the Surviving Note, each of which does not take effect unless and until the Stockholder Approval Effective Date occurs, as described further in Item 4 below. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 6 of 12 Pages

AMENDMENT NO. 22 TO SCHEDULE 13D

This Amendment No. 22 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas (“Acuitas Capital”), Humanitario Capital LLC, a Puerto Rico limited liability company (“Humanitario”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023 and Amendment No. 21 to Schedule 13D filed on December 20, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which information is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“On March 28, 2024, Acuitas Capital, the Company, certain of the Company’s subsidiaries and U.S. Bank Trust Company, National Association, entered into the Sixth Amendment (the “Sixth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022, that certain Fourth Amendment made as of June 23, 2023 and that certain Fifth Amendment made as of October 31, 2023 (the “Fifth Amendment”) (as amended, the “Existing Keep Well Agreement” and, as amended by the Sixth Amendment, the “Keep Well Agreement”).

The following is a summary of the Sixth Amendment. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Sixth Amendment (including the exhibits thereto), which is attached hereto as Exhibit 99.28 and incorporated by reference herein.

Issuance of Demand Notes and Demand Warrants. Under the terms of the Sixth Amendment, on April 1, 2024, the Company will issue and sell to Acuitas Capital, and Acuitas Capital will purchase from the Company, a senior secured convertible promissory note, in the form attached as Exhibit A to the Sixth Amendment (a “Demand Note”), with a principal amount of $1.5 million (the “Initial Demand Note”). In Acuitas Capital’s sole discretion, Acuitas Capital may purchase from the Company, and the Company will issue and sell to Acuitas Capital, up to an additional $13.5 million in aggregate principal amount of Demand Notes, at such time and in such principal amounts as specified in the Sixth Amendment. Unless and until the effective date of the Stockholder Approval (as defined below) occurs (such effective date, the “Stockholder Approval Effective Date”), the Company will not issue any Shares in connection with the conversion of any Demand Note.

In connection with each Demand Note purchased by Acuitas Capital from the Company (including the Initial Demand Note), the Company will issue to Acuitas Capital (or an entity affiliated with Acuitas Capital, as designated by Acuitas Capital) a warrant, in the form attached as Exhibit B to the Sixth Amendment (a “Demand Warrant”), to purchase such number of Shares that results in 200% warrant coverage. Each Demand Warrant will have a term of five (5) years and an initial exercise price equal to (a) in the case of the Demand Warrant issued in connection with the Initial Demand Note and in respect of the next $3.0 million of principal amount of Demand Notes purchased by Acuitas Capital, the lesser of (i) $0.36 and (ii) the greater of (1) the consolidated closing bid price of the Company’s common stock as reported on The Nasdaq Stock Market (or such other exchange on which the Company’s common stock is listed) (the “Exchange”) immediately preceding the time the applicable Demand Note is deemed issued by the Company and (2) $0.12, and (b) in the case of the Demand Warrants issued in connection with any subsequent Demand Notes, the consolidated closing bid price of the Company’s common stock as reported on the Exchange immediately preceding the time the applicable Demand Note is deemed issued by the Company, which initial exercise price will, in each case of clauses (a) and (b) above, be subject to further adjustment in accordance with the terms of the Demand Warrant and the Sixth Amendment (as described below).

Under the terms of the Sixth Amendment, if the exercise price of the Public Offering Warrants (as previously defined in the Original Statement) after giving effect to all adjustments thereto in accordance with the terms thereof, including, without limitation, as a result of the issuance of any Demand Note and/or Demand Warrant, is lower than the initial exercise price of such Demand Warrant, the exercise price of such Demand Warrant will be reduced to the exercise price of the Public Offering Warrants, as so adjusted, and will be subject to further adjustment in accordance with its terms. Simultaneously with any such adjustment to the exercise price of such Demand Warrant, the number of Shares that may be purchased upon exercise thereof will be increased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of Shares will be the same as the aggregate exercise price in effective immediately prior to such adjustment (but only to the extent that the number of Shares that may be purchased upon exercise of the Public Offering Warrants is similarly adjusted).

Under the terms of the Sixth Amendment, the Company cannot issue any Demand Warrant unless and until the Stockholder Approval Effective Date occurs, and promptly as practicable following such date, the Company will issue each Demand Warrant that would have been issued through and including such date.

Replacement of Keep Well Warrants. Under the terms of the Sixth Amendment, promptly following the Stockholder Approval Effective Date, the Company will issue to each holder of each Keep Well Warrant outstanding as of the Stockholder Approval Effective Date (any such warrant, a “Replaced Keep Well Warrant”), in exchange therefor, a warrant to purchase Shares (a “New Keep Well Warrant”) substantially in the form of the Demand Warrant, and each Replaced Keep Well Warrant will be deemed automatically cancelled. Each New Keep Well Warrant will (a) have the same issuance date as the Replaced Keep Well Warrant in respect of which it was issued, (b) a term of five (5) years from the original issuance date of the Replaced Keep Well Warrant in respect of which it was issued, and (c) an initial exercise price equal to $0.36, which will be subject to further adjustment in accordance with its terms and the terms of the Sixth Amendment (as described below).

Under the terms of the Sixth Amendment, if the exercise price of the Public Offering Warrants after giving effect to all adjustments thereto in accordance with the terms thereof, including, without limitation, as a result of the issuance of the New Keep Well Warrants, is lower than the initial exercise price of the New Keep Well Warrants, the exercise price of all of the New Keep Well Warrants will be reduced to the exercise price of the Public Offering Warrants, as so adjusted, and will be subject to further adjustment in accordance with its terms. Simultaneously with any such adjustment to the exercise price of each New Keep Well Warrant, the number of Shares that may be purchased upon exercise thereof will be increased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of Shares will be the same as the aggregate exercise price in effective immediately prior to such adjustment (but only to the extent that the number of Shares that may be purchased upon exercise of the Public Offering Warrants is similarly adjusted).

Surviving Note Conversion Price Modification. Under the terms of the Sixth Amendment, effective as of the Stockholder Approval Effective Date, the conversion price of the Surviving Note (which was previously issued by the Company to Acuitas Capital pursuant to the Fifth Amendment) will automatically become equal to the lesser of (i) $0.36, and (ii) the greater of (a) the consolidated closing bid price of the Company’s common stock as reported on the Exchange on the trading day that is immediately prior to the applicable conversion date of the Surviving Note and (b) $0.12, which will be subject to further adjustment in accordance with its terms.

Stockholder Approval. Under the terms of the Sixth Amendment, the Company is required to seek stockholder approval (the “Stockholder Approval”) in accordance with the rules of the Nasdaq Stock Market of (a) the issuance of the (x) Demand Warrants, (y) the New Keep Well Warrants and (z) the Demand Notes, (b) the issuance of the Shares upon exercise or conversion, as applicable, of the Demand Warrants, the New Keep Well Warrants, and the Demand Notes, and (c) any other terms of the Sixth Amendment that require approval of the Company’s stockholders under the rules of the Nasdaq Stock Market.

The Stockholder Approval has not occurred as of the date of this Amendment.

Humanitario Warrant Waiver. In connection with the Sixth Amendment, on March 28, 2024, the Company and Humanitario entered into a waiver and agreement (the “Warrant Waiver”), pursuant to which Humanitario agreed to the following adjustments to the exercise price of the Private Placement Warrant (as previously defined in the Original Statement) then in effect (in lieu of the adjustments that would otherwise be made in accordance with the terms of the Private Placement Warrant) in connection with the Sixth Amendment and the transactions contemplated thereby: (i) the exercise price of the Private Placement Warrant was reduced to $0.36 at the time the Company entered into the Sixth Amendment; (ii) if $0.36 is greater than the lowest volume-weighted average price (“VWAP”) of the Company’s common stock on any trading day during the five trading day period immediately following the public announcement of the Company entering into the Sixth Amendment (the “Restricted Transaction Measuring Period”), the exercise price of the Private Placement Warrant will be further reduced to the lowest VWAP on any trading day during the Restricted Transaction Measuring Period; and (iii) if any Keep Well Note or Demand Note is converted into Shares at a conversion price less than the exercise price of the Private Placement Warrant then in effect (after giving effect to the preceding clauses (i) and (ii) and any adjustments pursuant to the terms of the Private Placement Warrant (other than Section 3(b) thereof)), then the exercise price of the Private Placement Warrant will be further reduced to such conversion price at such time of such conversion.

Under the terms of the Warrant Waiver, Humanitario also agreed to waive all adjustments to the exercise price of any New Keep Well Warrant, any Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of a Keep Well Note (each a “Keep Well Conversion Warrant”) and any Demand Warrant pursuant to the terms thereof as a result of or related to the Sixth Amendment and the transactions contemplated thereby, except as provided in the Sixth Amendment.

The foregoing description of the Warrant Waiver is qualified in its entirety by reference to the full text of the Warrant Waiver, which is attached hereto as Exhibit 99.29 and incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

The following beneficial ownership calculations do not reflect the transactions contemplated by the Sixth Amendment, including the issuance of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, the issuance of the Shares upon exercise or conversion, as applicable, of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, and the amendment to the conversion price of the Surviving Note, each of which does not take place unless and until the Stockholder Approval Effective Date occurs, as described further in Item 4 above. The Stockholder Approval Effective Date has not occurred as of the date of this Amendment.

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 83,286,571 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (as previously defined in the Original Statement) (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

As of March 27, 2024, Acuitas may be deemed to have beneficial ownership of 42,767,882 Shares, consisting of:

(i)	an aggregate of 1,981,989 Shares owned by Acuitas as of the date hereof;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (as previously defined in the Original Statement) (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

The Shares beneficially owned by Acuitas represents approximately 51.35% of the total number of Shares outstanding as of March 27, 2024. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 42,767,882 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 6,666,668 Shares with Acuitas Capital and Mr. Peizer.

Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 49,167,346 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons;

(iii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

As of March 27, 2024, Acuitas Capital may be deemed to have beneficial ownership of 6,666,668 Shares, consisting of:

(i)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(ii)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

The Shares beneficially owned by Acuitas Capital represents approximately 13.56% of the total number of Shares outstanding as of March 27, 2024. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 6,666,668 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 147,408,084 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons;

(iii)	an aggregate of 104,907,406 Shares underlying the Private Placement Securities (as previously defined in the Original Statement) issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant (as previously defined in the Original Statement) and (2) 86,574,073 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.36 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above).

As of March 27, 2024, Humanitario may be deemed to have beneficial ownership of 131,989,592 Shares, consisting of:

(i)	an aggregate of 27,082,186 Shares owned by Humanitario as of the date hereof; and

(ii)	an aggregate of 104,907,406 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 86,574,073 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.36 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above).

The Shares beneficially owned by Humanitario represents approximately 89.54% of the total number of Shares outstanding as of March 27, 2024. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 131,989,592 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 188,193,977 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	42,500,678 Shares issued and outstanding as of March 27, 2024, as disclosed by the Company to the Reporting Persons;

(iii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iv)	an aggregate of 104,907,406 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 86,574,073 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.36 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above);

(v)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(vi)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).

As of March 27, 2024, Mr. Peizer may be deemed to have beneficial ownership of 174,757,474 Shares, consisting of:

(i)	an aggregate of 29,064,175 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 1,981,989 Shares owned by Acuitas as of the date hereof and (2) 27,082,186 Shares owned by Humanitario as of the date hereof;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants previously issued to Acuitas and outstanding as of the date hereof;

(iii)	an aggregate of 104,907,406 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 86,574,073 Shares underlying the Private Placement Warrant (after giving effect to the adjustment to the exercise price thereof to $0.36 pursuant to the Warrant Waiver and the proportionate increase in the number of Shares issuable upon the exercise thereof upon such adjustment, as described in more detail in Item 4 above);

(iv)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(v)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 above.

The Shares beneficially owned by Mr. Peizer represents approximately 92.86% of the total number of Shares outstanding as of March 27, 2024. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 174,574,474 Shares.”

 Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

“Ex. 99.28	Sixth Amendment to Master Note Purchase Agreement, dated as of March 28, 2024, by and among Ontrak, Inc., certain of its subsidiaries party thereto, Acuitas Capital LLC and the Collateral Agent named therein.

Ex.99.29	Waiver and Agreement, effective as of March 28, 2024, by Humanitario Capital LLC in favor of Ontrak, Inc.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2024

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

HUMANITARIO CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Sole Member

/s/ Terren S. Peizer
Terren S. Peizer